                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 8)<F*>


                     CROWN CENTRAL PETROLEUM CORPORATION
                 ---------------------------------------------
                               (Name of Issuer)


                 CLASS A COMMON STOCK, PAR VALUE $5 PER SHARE
            ------------------------------------------------------
                        (Title of Class of Securities)


                                  00228219101
                    -------------------------------------
                                (CUSIP Number)


                            JAMES F. SANDERS, ESQ.
                         8182 MARYLAND AVE., SUITE 307
                           ST. LOUIS, MISSOURI 63105
-------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                 April 1, 1999
               ------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

      [FN]
      <F*>  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

--------------------------------------------------------------------------------------------------
CUSIP No. 00228219101                             13D                          Page 2 of 19 Pages
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Novelly Exempt Trust U/I dated August 12, 1992
--------------------------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>                           (a) [ ]
                                                                                     (b) [x]
--------------------------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------------------------
 4    SOURCE OF FUNDS<F*>

      WC
--------------------------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------------------------
                                      7    SOLE VOTING POWER

                                           397,000
                               -------------------------------------------------------------------
       NUMBER OF                      8    SHARED VOTING POWER
        SHARES
     BENEFICIALLY                          0
       OWNED BY                -------------------------------------------------------------------
         EACH                         9    SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH                           397,000
                               -------------------------------------------------------------------
                                      10   SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      397,000
--------------------------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                [ ]


--------------------------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.2%
--------------------------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      OO (Trust)
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
CUSIP No. 00228219101                      SCHEDULE 13D                        Page 3 of 19 Pages
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      P.A. Novelly, II, Trustee of the
      Novelly Exempt Trust U/I dated August 12, 1992
--------------------------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>                           (a) [ ]
                                                                                     (b) [x]
--------------------------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------------------------
 4    SOURCE OF FUNDS<F*>

      WC
--------------------------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------------------------
                                      7    SOLE VOTING POWER


                               -------------------------------------------------------------------
       NUMBER OF                      8    SHARED VOTING POWER
        SHARES
     BENEFICIALLY                          397,000
       OWNED BY                -------------------------------------------------------------------
         EACH                         9    SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH
                               -------------------------------------------------------------------
                                      10   SHARED DISPOSITIVE POWER

                                           397,000
--------------------------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      397,000
--------------------------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                [ ]


--------------------------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.2%
--------------------------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      OO (Trustee)
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
CUSIP No. 00228219101                       SCHEDULE 13D                       Page 4 of 19 Pages
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John K. Pruellage, Trustee of the
      Novelly Exempt Trust U/I dated August 12, 1992
--------------------------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>                           (a) [ ]
                                                                                     (b) [x]
--------------------------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------------------------
 4    SOURCE OF FUNDS<F*>

      WC
--------------------------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------------------------
                                      7    SOLE VOTING POWER


                               -------------------------------------------------------------------
       NUMBER OF                      8    SHARED VOTING POWER
        SHARES
     BENEFICIALLY                          397,000
       OWNED BY                -------------------------------------------------------------------
         EACH                         9    SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH
                               -------------------------------------------------------------------
                                      10   SHARED DISPOSITIVE POWER

                                           397,000
--------------------------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      397,000
--------------------------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                [ ]


--------------------------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.2%
--------------------------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      OO (Trustee)
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
CUSIP No. 00228219101                       SCHEDULE 13D                       Page 5 of 19 Pages
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Capital Trust U/I dated February 4, 1994
--------------------------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>                           (a) [ ]
                                                                                     (b) [x]
--------------------------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------------------------
 4    SOURCE OF FUNDS<F*>

      WC
--------------------------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------------------------
                                      7    SOLE VOTING POWER

                                           134,300
                               -------------------------------------------------------------------
       NUMBER OF                      8    SHARED VOTING POWER
        SHARES
     BENEFICIALLY                          0
       OWNED BY                -------------------------------------------------------------------
         EACH                         9    SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH                           134,300
                               -------------------------------------------------------------------
                                      10   SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      134,300
--------------------------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                [ ]


--------------------------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.8%
--------------------------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      OO (Trust)
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
CUSIP No. 00228219101                       SCHEDULE 13D                       Page 6 of 19 Pages
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      William Lauber, Trustee of
      The Capital Trust U/I dated February 4, 1994
--------------------------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>                           (a) [ ]
                                                                                     (b) [x]
--------------------------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------------------------
 4    SOURCE OF FUNDS<F*>

      WC
--------------------------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------------------------
                                      7    SOLE VOTING POWER


                               -------------------------------------------------------------------
       NUMBER OF                      8    SHARED VOTING POWER
        SHARES
     BENEFICIALLY                          134,300
       OWNED BY                -------------------------------------------------------------------
         EACH                         9    SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH
                               -------------------------------------------------------------------
                                      10   SHARED DISPOSITIVE POWER

                                           134,300
--------------------------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      134,300
--------------------------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                [ ]


--------------------------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.8%
--------------------------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      OO (Trustee)
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
CUSIP No. 00228219101                       SCHEDULE 13D                       Page 7 of 19 Pages
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Douglas D. Hommert, Trustee of
      The Capital Trust U/I dated February 4, 1994
--------------------------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>                           (a) [ ]
                                                                                     (b) [x]
--------------------------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------------------------
 4    SOURCE OF FUNDS<F*>

      WC
--------------------------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------------------------
                                      7    SOLE VOTING POWER


                               -------------------------------------------------------------------
       NUMBER OF                      8    SHARED VOTING POWER
        SHARES
     BENEFICIALLY                          134,300
       OWNED BY                -------------------------------------------------------------------
         EACH                         9    SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH
                               -------------------------------------------------------------------
                                      10   SHARED DISPOSITIVE POWER

                                           134,300
--------------------------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      134,300
--------------------------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                [ ]


--------------------------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.8%
--------------------------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      OO (Trustee)
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
CUSIP No. 00228219101                       SCHEDULE 13D                       Page 8 of 19 Pages
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Paul A. Novelly
--------------------------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>                           (a) [ ]
                                                                                     (b) [x]
--------------------------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------------------------
 4    SOURCE OF FUNDS<F*>

      PF, WC
--------------------------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------------------------
                                      7    SOLE VOTING POWER

                                           48,975
                               -------------------------------------------------------------------
       NUMBER OF                      8    SHARED VOTING POWER
        SHARES
     BENEFICIALLY
       OWNED BY                -------------------------------------------------------------------
         EACH                         9    SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH                           48,975
                               -------------------------------------------------------------------
                                      10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      48,975
--------------------------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                [ ]


--------------------------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.0%
--------------------------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
CUSIP No. 00228219101                       SCHEDULE 13D                       Page 9 of 19 Pages
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Golnoy Barge Company, Inc.
--------------------------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>                           (a) [ ]
                                                                                     (b) [x]
--------------------------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------------------------
 4    SOURCE OF FUNDS<F*>

      WC
--------------------------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------------------------
                                      7    SOLE VOTING POWER

                                           32,650
                               -------------------------------------------------------------------
       NUMBER OF                      8    SHARED VOTING POWER
        SHARES
     BENEFICIALLY
       OWNED BY                -------------------------------------------------------------------
         EACH                         9    SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH                           32,650
                               -------------------------------------------------------------------
                                      10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      32,650
--------------------------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                [ ]


--------------------------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.7%
--------------------------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------------------------

      This Amendment No. 8 amends the entirety of the Schedule 13D filed jointly on January 14, 1983 by Apex Holding Co., P.A. Novelly and Gary R. Parker, and all of Amendments One through Seven thereto previously filed.

ITEM 1.        SECURITY AND ISSUER.
-------

      The class of equity securities to which this statement relates is the Class A common stock, par value $5.00 per share (the "Class A Common" or "Shares") of Crown Central Petroleum Corporation, a Maryland corporation (the "Company"). The principal executive offices of the Company are located at One North Charles Street, Baltimore Maryland, 21201. Except as provided in the responses on the cover page hereof and in Items 5(a) and 5(b), or as otherwise expressly stated herein, all references to the number of shares issued and outstanding or reported as beneficially owned by the filing persons is based upon the most recently filed annual or quarterly reports filed by the Company.

ITEM 2.        IDENTITY AND BACKGROUND.
-------

      (a)-(f)  This statement is being filed on behalf of the following persons:

1.    Name of Filing Person:                                            P.A. Novelly ("Novelly")
      ---------------------                                             8182 Maryland Ave.
      Residence or Business Address:                                    Clayton, MO 63105.
      -----------------------------

      Principal Occupation or Employment:                               Chairman
      ----------------------------------
               Name of Employer:                                        Apex Oil Company, Inc.
               ----------------
               Principal Business:                                      Oil trading, storage and transportation
               ------------------
               Address:                                                 8182 Maryland Ave.
               -------                                                  Clayton, MO 63105
      Criminal Proceedings in Last 5 Years:                             None
      ------------------------------------
      Civil Proceedings in Last 5 Years:                                None
      ---------------------------------
      Citizenship                                                       U.S.A.
      -----------

2.    Name of Filing Person:                                            Novelly Exempt Trust U/I dtd. 8/12/92
      ---------------------                                             ("Exempt Trust")
      State of Organization:                                            Trust governed by Missouri law
      ---------------------
      Principal Occupation or Employment:                               Investment
      ----------------------------------
      Residence or Business Address:                                    8182 Maryland Ave.
      -----------------------------                                     Clayton, MO  63105
      Criminal Proceedings in Last 5 Years:                             None
      ------------------------------------
      Civil Proceedings in Last 5 Years:                                None
      ---------------------------------


                                    10

3.    Name of Filing Person:                                            P.A. Novelly, II ("Novelly II")
      ---------------------
      Residence or Business Address:                                    8182 Maryland Ave.
      -----------------------------                                     Clayton, MO  63105
      Principal Occupation or Employment:                               Securities broker
      ----------------------------------
               Name of Employer:                                        Bear Stearns & Co.
               ----------------
               Principal Business:                                      Stock brokerage and investment banking
               ------------------
               Address:                                                 245 Park Avenue
               -------                                                  New York, NY 10167

      Criminal Proceedings in Last 5 Years:                             None
      ------------------------------------
      Civil Proceedings in Last 5 Years:                                None
      ---------------------------------
      Citizenship                                                       U.S.A.
      -----------

4.    Name of Filing Person:                                            John K. Pruellage
      ---------------------
      Residence or Business Address:                                    500 No. Broadway, Suite 2000
      -----------------------------                                     St. Louis, MO  63102
      Principal Occupation or Employment:                               Attorney
      ----------------------------------
               Name of Employer:                                        Lewis, Rice & Fingersh, L.C.
               ----------------
               Principal Business:                                      Private law firm
               ------------------
               Address:                                                 500 No. Broadway, Suite 2000
               -------                                                  St. Louis, MO  63102
      Criminal Proceedings in Last 5 Years:                             None
      ------------------------------------
      Civil Proceedings in Last 5 Years:                                None
      ---------------------------------
      Citizenship                                                       U.S.A.
      -----------

5.    Name of Filing Person:                                            Capital Trust U/I dtd. 2/4/94
      ---------------------                                             ("Capital Trust")
      State of Organization:                                            Trust governed by Missouri law
      ---------------------
      Principal Occupation or Employment:                               Investment
      ----------------------------------
      Residence or Business Address:                                    8182 Maryland Ave.
      -----------------------------                                     Clayton, MO  63105
      Criminal Proceedings in Last 5 Years:                             None
      ------------------------------------
      Civil Proceedings in Last 5 Years:                                None
      ---------------------------------

6.    Name of Filing Person:                                            Douglas D. Hommert
      ----------------------
      Residence or Business Address:                                    500 No. Broadway, Suite 2000
      -----------------------------                                     St. Louis, MO  63102
      Principal Occupation or Employment:                               Attorney
      ----------------------------------
               Name of Employer:                                        Lewis, Rice & Fingersh, L.C.
               ----------------
               Principal Business:                                      Private law firm
               ------------------
               Address:                                                 500 No. Broadway, Suite 2000
               -------                                                  St. Louis, MO  63102
      Criminal Proceedings in Last 5 Years:                             None
      ------------------------------------
      Civil Proceedings in Last 5 Years:                                None
      ---------------------------------
      Citizenship                                                       U.S.A.
      -----------


                                    11

7.    Name of Filing Person:                                            William Lauber
      ---------------------
      Residence or Business Address:                                    12300 Old Tesson Ferry Road
      -----------------------------                                     St. Louis, MO  63128
      Principal Occupation or Employment:                               Securities and investment adviser
      ----------------------------------
               Name of Employer:                                        Sterling Capital Management, Inc.
               ----------------
               Principal Business:                                      Investment advisory services
               ------------------
               Address:                                                 12300 Old Tesson Ferry Road
               -------                                                  St. Louis, MO  63128
      Criminal Proceedings in Last 5 Years:                             None
      ------------------------------------
      Civil Proceedings in Last 5 Years:                                None
      ---------------------------------
      Citizenship                                                       U.S.A.
      -----------

8.    Name of Filing Person:                                            Golnoy Barge Company, Inc. ("Golnoy")
      ---------------------
      State of Organization:                                            Missouri
      ---------------------
      Principal Occupation or Employment:                               Investment and operation of vessels
      ----------------------------------
      Residence or Business Address:                                    8182 Maryland Ave.
      -----------------------------                                     Clayton, MO 63105
      Criminal Proceedings in Last 5 Years:                             None
      ------------------------------------
      Civil Proceedings in Last 5 Years:                                None
      ---------------------------------

      Each of the Exempt Trust and the Capital Trust is an irrevocable Missouri trust established by Mr. Novelly, as to which he does not retain the right to amend or replace the trustees. Mr. Pruellage and Mr. Novelly II are the trustees of Exempt Trust. Mr. Hommert and Mr. Lauber are the trustees of Capital Trust. Mr. Novelly disclaims beneficial ownership of the Shares owned by Exempt Trust and Capital Trust.

      Mr. Novelly is the sole director of Golnoy, as well as its president and chief executive officer. Mr. Novelly II is the vice president of Golnoy.

      Shares owned by Mr. Novelly individually are owned by him as trustee of his revocable living trust, as to which he is the sole trustee.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
------

      Each of the filing persons who is an individual and is reporting his individual ownership of Shares, acquired such Shares reported by such person herein with personal funds for investment. Each of the filing persons which is a trust or corporation acquired the Shares reported by such entity herein with general funds of the trust or working capital of the corporation, as applicable, for investment. The amount of funds expended by the filing persons to purchase the Shares are as follows:

Name of Filing Person             Number of Shares                 Amount of Funds
---------------------             ----------------                 ---------------
Exempt Trust                          397,000                       $3,399,376.40
Capital Trust                         134,300                         $958,213.18
Golnoy                                 32,650                         $678,507.81
Mr. Novelly                            16,325                         $339,253.90

ITEM 4.        PURPOSE OF TRANSACTION.
------

      The total number of Shares held by all filing persons is in excess of 5% of the outstanding Class A Common. Except as set forth below, there are no agreements among the filing persons or any other person or entity regarding the Company and the Shares.

      Each of the filing persons acquired and holds the Shares of Class A Common reported herein for investment purposes. Subject to availability at prices deemed favorable, any filing person may acquire additional Shares of Class A Common from time to time in the open market, in privately negotiated transactions, or otherwise. Any filing person also may dispose of Shares of Class A Common from time to time in the open market, in privately negotiated transactions or otherwise. Although the foregoing represents the current intentions and purposes of the filing persons with respect to the Company and the Class A Common, such activities of the filing persons may, but need not, change at any time in the future. Without limitation, the filing persons could make plans or proposals which relate to or would result in (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (b) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; (c) a change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, if any; (d) material change in the capitalization or dividend policy of the Company; (e) other material change in the Company's business or corporate structure; (f) changes in the Company's charter, bylaws or instruments corresponding thereto or other similar actions; or (g) any action similar to those listed above.

ITEM 5.        INTEREST IN SECURITIES OF ISSUER.
------

(a) and (b):

      Golnoy beneficially owns 32,650 Shares constituting approximately 0.7% of the outstanding Class A Common. The Exempt Trust beneficially owns 397,000 Shares constituting approximately 8.2% of the outstanding Class A Common. The Capital Trust beneficially owns 134,300 Shares constituting approximately 2.8% of the outstanding Class A Common.

      Mr. Novelly has direct beneficial ownership and the sole power to vote and dispose of 16,325 Shares by ownership in his revocable living trust, constituting approximately 0.3% of the outstanding Class A Common. Mr. Novelly has indirect beneficial ownership and the sole power to vote and dispose of the 32,650 Shares owned by Golnoy (0.7% of the total outstanding) by reason of being the president of Golnoy.

      As Co-Trustee of the Exempt Trust, Mr. Novelly II beneficially owns 397,000 Shares. Mr. Novelly II possesses shared power to vote and dispose of all of the Shares beneficially owned by him as Co-Trustee of the Exempt Trust.

      As Co-Trustee of the Exempt Trust, Mr. Pruellage beneficially owns 397,000 Shares. Mr. Pruellage possesses shared power to vote and dispose of all of the Shares beneficially owned by him as Co-Trustee of the Exempt Trust.

      As Co-Trustee of the Capital Trust, Mr. Hommert beneficially owns 134,300 Shares. Mr. Hommert possesses shared power to vote and dispose of all of the Shares beneficially owned by him as Co-Trustee of the Capital Trust.

      As Co-Trustee of the Capital Trust, Mr. Lauber beneficially owns 134,300 Shares. Mr. Lauber possesses shared power to vote and dispose of all of the Shares beneficially owned by him as Co-Trustee of the Capital Trust.

      The percentage of the outstanding shares of Class A Common calculated for each filing person is based upon 4,817,394 shares of Class A Common outstanding as of December 31, 1998.

(c) During the 60 days prior to the date hereof, the filing persons made open-market purchases of Class A Common as set forth on Exhibit I attached hereto.

(d) The co-trustees of the various trusts listed above have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the specific trusts due to their status as co-trustees.

(e)   Not Applicable.

      Each of the filing persons disclaims any beneficial ownership of any Shares except those reported as owned by him or it and set forth following his or its name in Item 5, and the filing of this report shall not be construed as an admission to the contrary.

ITEM 6.        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
------         RESPECT TO SECURITIES OF THE ISSUER.

      None.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBIT.
------

The following are filed herewith as exhibits:

Exhibit I:     Schedule of Share Purchase Transactions
Exhibit II:    Joint Filing Agreement pursuant to Rule 13-d-1(k).

SIGNATURES
      After reasonable inquiry and to the best knowledge and belief of each of the undersigned, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 21, 1999



/s/ Paul A. Novelly
--------------------------------------------
Paul A. Novelly


Golnoy Barge Company, Inc.


By:   /s/ P.A. Novelly, II
   -----------------------------------------
      P.A. Novelly, II, Vice President


Novelly Exempt Trust dated August 12, 1992


By:   /s/ P.A. Novelly, II
   -----------------------------------------
      P.A. Novelly, II, Trustee


By:   /s/ John K. Pruellage
   -----------------------------------------
      John K. Pruellage, Trustee


The Capital Trust dated February 4,1994


By:   /s/ Douglas D. Hommert
   -----------------------------------------
      Douglas D. Hommert, Trustee


By:   /s/ William Lauber
   -----------------------------------------
      William Lauber, Trustee


      /s/ P.A. Novelly, II
--------------------------------------------
      P.A. Novelly, II


      /s/ John K. Pruellage
--------------------------------------------
      John K. Pruellage

      /s/ Douglas D. Hommert
--------------------------------------------
      Douglas D. Hommert


      /s/ William Lauber
--------------------------------------------
      William Lauber

                                        EXHIBIT I TO AMENDMENT TO SCHEDULE 13-D

                                        SCHEDULE OF SHARE PURCHASE TRANSACTIONS
                                        ---------------------------------------

Identity of                                     Type of           Date of            Number of         Price
Filing Person                                   Transaction       Transaction        Shares            Per Share
-------------                                   -----------       -----------        ---------         ---------
NOVELLY EXEMPT TRUST                            PURCHASE          03/22/99            2,200            $7.8125
NOVELLY EXEMPT TRUST                            PURCHASE          03/31/99            5,000            $7.0625
NOVELLY EXEMPT TRUST                            PURCHASE          04/01/99            1,100            $7.250
NOVELLY EXEMPT TRUST                            PURCHASE          04/05/99           10,000            $7.500
NOVELLY EXEMPT TRUST                            PURCHASE          04/06/99           10,000            $7.750
NOVELLY EXEMPT TRUST                            PURCHASE          04/14/99            1,700            $8.250
NOVELLY EXEMPT TRUST                            PURCHASE          04/14/99           10,000            $8.500
NOVELLY EXEMPT TRUST                            PURCHASE          05/18/99           10,000            $8.000
NOVELLY EXEMPT TRUST                            PURCHASE          05/20/99            5,000            $8.250

                   EXHIBIT II TO AMENDMENT TO SCHEDULE 13-D

                            JOINT FILING AGREEMENT
                            ----------------------
                           Dated as of May 21, 1999

      The undersigned each hereby agree that the Amendment No. 8 to Schedule 13D filed herewith, relating to the Class A Common Stock of Crown Central Petroleum Corporation, is filed on behalf of each of the undersigned.

Dated: May 21, 1999


/s/ Paul A. Novelly
--------------------------------------------
Paul A. Novelly


Golnoy Barge Company, Inc.


By:   /s/ P.A. Novelly, II
    ----------------------------------------
      P.A. Novelly, II, Vice President


Novelly Exempt Trust dated August 12, 1992


By:   /s/ P.A. Novelly, II
    ----------------------------------------
      P.A. Novelly, II, Trustee


By:   /s/ John K. Pruellage
    ----------------------------------------
      John K. Pruellage, Trustee


The Capital Trust dated February 4,1994


By:   /s/ Douglas D. Hommert
    ----------------------------------------
      Douglas D. Hommert, Trustee


By:   /s/ William Lauber
    ----------------------------------------
      William Lauber, Trustee

      /s/ P.A. Novelly, II
--------------------------------------------
      P.A. Novelly, II


      /s/ John K. Pruellage
--------------------------------------------
      John K. Pruellage


      /s/ Douglas D. Hommert
--------------------------------------------
      Douglas D. Hommert


      /s/ William Lauber
--------------------------------------------
      William Lauber